Global System Designs, Inc. 24123 Peachland Blvd., C-4, #106 Port Charlotte, FL, 33954 info@GlobalSystemDesigns.com www.GlobalSystemDesigns.com

VIA EDGAR CORRESPONDENCE

July 10, 2013

Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:   Global System Designs, Inc.
Registration Statement on Form S-1
Filed: July 10, 2013
File No. 333-187782

Dear Mr. Spirgel:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Global System Designs, Inc. (the “Company”).  We request that the registration statement be made effective as of Friday, July 12, 2013 at 3 p.m. (EST), or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Global System Designs, Inc.

/s/ Paul McDonald
Paul McDonald, President